Contact

www.linkedin.com/in/joe-lee-923a661b (LinkedIn)

Languages

English (Professional Working)
Japanese (Limited Working)
Taiwan (Native or Bilingual)

Joe Lee

CEO & President at OHGA SmartThings IOT
Taipei, Taipei City, Taiwan

Summary

Create New Business with Japan ,USA and Taiwan Platform
ISO13485/ISO9001/TS16949
1. Health Care system (ECG supported , Nebulizer , Skin device)
2. IOT for Air-Condition system, Smart House , Smart Building , Smart Factory , Vehicle solution
3. Wireless (NBIOT , 4G, 5G , Zigbee , WIFI-BLE , BLE-IR and Sensor .
4. World Top ICT /Health Company Join investment , Just like , Yuasa
5. AI + Gateway System solution by strategic partners

Concept , Challenge , Change , Chance with happiness and Health
www.ohga.com.tw
Iso13485 GMP TFDA

Experience

OHGA SmartThings
CEO & President
July 2014 - Present (8 years 4 months)
New Taipei City Taiwan

www.ohga.com.tw

Martek
Co-Owner
January 2008 - April 2020 (12 years 4 months)

Education

National Chengchi University